SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

August 28, 2009

VIA EDGAR

Re:                               AGA Medical Holdings, Inc. — Registration

Statement on Form S-1, File No.: 333-151822

Russell Mancuso
Jay Mumford

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010

100 F Street, N.E.
Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 3, 2009 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008, Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008, Amendment No. 4 to

Registration Statement on Form S-1 filed on November 24, 2008, Amendment No. 5 to Registration Statement on Form S-1 filed on June 5, 2009 and Amendment No. 6 to Registration Statement on Form S-1 filed on July 20, 2009 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 7 to the Registration Statement (“Amendment No. 7”), which reflects these revisions and generally updates financial and other information.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 7.

If we are unable to successfully develop, page 12

1.                                       We note your response 4; however, disclosure generally regarding the possibility of delays or revised projections differs from specific disclosure regarding the accuracy or inaccuracy of previous projections as mentioned in Regulation S-K Item 10(b)(3)(ii). Therefore, we reissue the comment in that regard.

The Company has revised the disclosure in response to the Staff’s comment to include specific disclosure regarding the inaccuracy of previous projections made by the Company.  See pages 2, 49, 77, 91 and 92 of Amendment No. 7.

Corporate History, page 79

2.                                       We note the reference to a receiver in exhibit 4.5. Please tell us why this section does not discuss the receivership and the related circumstances. See, for example, Regulation S-K Item 101(a), Item 401(f) and (g) and Item 404(c).

The Company respectfully advises the Staff that the receivership was established by court order in May 2003 as a result of a dispute and related lawsuit between the then stockholders of AGA Medical Corporation.  In connection with the termination of such litigation, the Company implemented the July 2005 reorganization.  As disclosed in the Registration Statement, as part of the July 2005 reorganization, AGA Medical Corporation purchased and redeemed all of the outstanding shares of common stock owned by one of its then existing stockholders, Mr.

Afremov, and Mr. Afremov has not been associated with the Company or any of its subsidiaries since such time.  The receiver was discharged by the court in October 2005.  The Company respectfully advises the Staff that the court-ordered receivership to which it was subject was not related to any insolvency or bankruptcy procedure.  The Company has revised the disclosure in response to the Staff’s comment. Please see page 84 of Amendment No. 7.

Summary Compensation Table, page 124

3.                                       We note your revisions here in response to our prior comment 18. It is unclear why the amounts in the total column have not been revised. Please revise or advise.

The Company has revised the disclosure in response to the Staff’s comment to update the amounts in the total column. See page 130 of Amendment No. 7.

Underwriting. page 157

4.                                       We note the deletion in the third full paragraph on page 159. Please identify the “certain” underwriters mentioned in the last sentence of that paragraph.

The Company has revised the disclosure in response to the Staff’s comment. See page 165 of Amendment No. 7.

Item 15 Recent Sales of Unregistered Securities, page II-1

5.                                       We note your response to our prior comment 23. If the transaction involving WCAS included only WCAS and its affiliates, it is unclear why beneficial ownership of all securities involved in those transactions is not attributed to WCAS in your Principal and Selling Stockholders table; if WCAS subsequently resold the securities, please provide us your analysis of the effect of the resales on the exemption from registration on which you relied to issue the securities. Also, it is unclear where you reported your sales of options like those mentioned in your response.

In response to the Staff’s comment, the Company has revised the disclosure of the Principal and Selling Stockholder table to clarify that footnote 18 (i.e., former footnote 15) of the table relates to individuals that are employees of WCAS Management Corporation; therefore, their shares are included in clause (D) of footnote 1.  Please note that these individuals are not listed in the third and fourth sentences of footnote 1 because they are not managing members of WCAS IX Associates LLC or WCAS CP IV Associates LLC. In addition, the Company has revised the disclosure to reflect that James Matthews is no longer employed by WCAS Management Corporation, and as a result his shares of common stock are now included under clause (E) of footnote 1.  See pages 146 to 149 of Amendment No. 7.

In addition, the Company has revised the disclosure of Item 15 in response to the Staff’s comment to reasonably convey the information required by Item 701 of Regulation S-K with respect to the options issued by the Company since January 1, 2006 in accordance with Instruction 2 of such item.  See page II-3 of Amendment No. 7.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach
Kenneth B. Wallach

cc:	Securities and Exchange Commission
Brian Cascio
Jeanne Bennett

AGA Medical Holdings, Inc.
John R. Barr
Ronald E. Lund, Esq.